Delisting Determination, The Nasdaq Stock Market, LLC, May 2, 2023, Pear Therapeutics, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A common stock and warrants of Pear Therapeutics, Inc., effective at the opening of the trading session on May 12, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1. The Company was notified of the Staff determination on April 10, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on April 19, 2023. The Staff determination to delist the Company securities became final on April 19, 2023.